Exhibit 10.16

[Letterhead of Albemarle Corporation]

July 25, 2005

Richard J. Diemer, Jr.

Ridgewood, New Jersey

Dear Rich:

I will summarize Albemarle Corporation’s (the Company’s) offer to you to join the Company as Senior Vice President, Chief Financial Officer. Since there are several components, I will address each separately.

1.	Base Salary - $365,000 annually.

2.	Bonuses - Target is 50% of base salary under the Annual Incentive Plan of the Company, which is performance based. Attached is a copy of the 2003 Incentive Plan and the 2005 Annual Incentive Plan goals for your reference. As the plan is calculated for the calendar year, your first year bonus amount will be prorated for 2005 based on time worked and actual performance, with a minimum payment of $150,000.

3.	The Company will award you fifty thousand stock options under the Company’s existing plan. The price of those options will be the composite closing price of the stock on your first day of employment. The options will have a ten year term and will completely vest after three years from the date of grant. These will be confirmed as a separate agreement following your hire. In addition, to compensate you for the loss of earned, but unvested incentive stock grants at your current employer, the Company will pay you $140,000 on the first pay period following your date of hire. A second payment of $130,000 will be made to you on January 1, 2007.

4.	The Company will issue to you a grant of twenty thousand shares of Restricted Stock upon your hire that will fully vest after five years from your date of hire. These will be confirmed as a separate agreement following your hire. Company executives are eligible for grants of Performance Units (each unit is equivalent in value to a share of Albemarle stock) on a two year performance cycle as their primary long term incentive. The next grant performance cycle is anticipated in early 2006 and you will be eligible to participate in a grant to be determined at that time.

5.

The Company’s retirement program for executives hired after April 1, 2004 is provided through the combination of a qualified defined contribution pension plan under which you will receive an a defined contribution equal to 5% of your base salary which you may invest in the investment choices available under the Company’s Savings Plan up to qualified plan limits. An additional defined contribution on all base and bonus compensation received each year above qualified plan limits is credited in the Executive Deferred Compensation Plan and may be further credited with gains per the plan description below for additional voluntary elections.

6.	You will participate in the Company’s savings plan, which provides a match of 100% on personal savings contributed by you of up to five percent of base salary. Should the amounts exceed so-called high income caps, such excess will be carried by the company until paid out at retirement. Attached is a description of the plan and investment options available to employees.

7.	You will be eligible to participate in the Company’s Executive Deferred Compensation Plan at the next enrollment period later this year. The program allows participants to defer up to 50% of salary and up to 100% of bonus (net of FICA, including Medicare, taxes) each year. Deferrals are credited to one or more accounts which may be distributed at or before retirement based on your election. Deferrals are credited with the investment performance of funds which largely mirror those available in the Savings Plan.

8.	In the event a Change of Control as defined in the 2003 Incentive Plan were to occur and one or more of the following events happen with respect to your employment within a period of 24 months thereafter, you may resign and receive a lump sum payment and other benefits as described below. The events include: (1) a change or diminution of responsibilities or compensation, (2) a reduction of benefit eligibility or benefit level (3) refusal by a successor company to assume this agreement, or (4) termination.

If you resign or are terminated under conditions described in the paragraph above, you will receive: (1) a lump sum payment equal to two times your annual salary and Annual Incentive at the previous year’s payment amount, (2) all outstanding stock options become exercisable, and (3) all restricted stock becomes nonforfeitable.

9.	In the event that your employment is terminated within the first five years for reasons other than for cause, Albemarle will pay you a severance equal to one times your then current annual compensation including both salary and annual incentive compensation at target.

10.	You will be eligible for the full benefit package provided by the company. Information on health and life insurance and other benefits are attached. Answers to questions you have will be provided separately by Jack Harsh.

11.	Relocation allowances provide full coverage for moving and packing household goods. You will be entitled to the provisions of the policy as a transferred employee. If you can sell your residence, the Company prefers you do so. In the event you cannot do so in a reasonable time, the Company will buy the house based on the average of two appraisals. The mechanics of this transaction are covered in the relocation policy.

12.	Your vacation eligibility is four weeks per year starting in 2006. For the balance of 2005, you will be eligible for 2 weeks vacation.

13.	Your expected date of employment is on or before August 15, 2005 and your appointment as CFO will be made not later than September 1, 2005.

This offer is subject to a preemployment physical examination and substance screening under the company’s policy, completion of necessary background checks and confirmation of references. In addition, upon your acceptance of this offer and start of employment with the Company, this letter will represent our mutual agreement relating to the terms of your employment. Please indicate your acceptance of this offer by signing below and returning the original letter to Jack Harsh for our records.

Sincerely,

/s/ Mark C. Rohr
Mark C. Rohr
President, CEO

Accepted by:	Date:

/s/ Richard J. Diemer, Jr.	July 26, 2005
Richard J. Diemer, Jr.

Enclosures

cc:	W. M. Gottwald

N. C. Daniel

J. P. Harsh